CALAMOS INVESTMENT TRUST

J. Christopher Jackson

Calamos Investments LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

August 24, 2016

Ms. Lisa N. Larkin

Ms. Megan Miller

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin and Ms. Miller:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 16, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on July 26, 2016. Specifically, this letter supercedes the response to comment 14 described in the Registrant’s letter dated August 23, 2016. The Staff’s comment 14 is summarized below, and is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

14.	Comment. In the section captioned “Narrative Description of the Pro Forma Effects of the Reorganization” in the Statement of Additional Information, please explain what is meant by “significant” when the Registrant discloses that it not anticipate “significant” portfolio repositioning in connection with the Reorganization of Long/Short into Phineus.

Response. The Adviser currently anticipates that less than 5% of portfolio assets of Long/Short is likely to be disposed of in connection with the Reorganization of Long/Short into Phineus. The lead-in sentence to the tenth full paragraph under the section captioned “Narrative Description of the Pro Forma Effects of the Reorganization” in the Statement of Additional Information shall be amended to read as follows: “The Adviser currently anticipates that less than 5% of portfolio assets of Long/Short is likely to be disposed of in connection ~~does not anticipate significant portfolio repositioning in connection~~ with the Reorganization because the securities held by Long/Short currently substantially conform to the investment objective and investment strategies of Phineus ~~or will endeavor to do so before the Reorganization is consummated~~.”

We hope that the foregoing response adequately addresses your comment. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Registration Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

Calamos Investment Trust